

Mail Stop 3561

February 11, 2008

Mr. John R. Alexander
Chairman, President and Chief Executive Officer
ALICO, Inc.
P.O. Box 338
La Belle, FL 33975

       RE: ALICO, Inc.
              Form 10-K for the Fiscal Year Ended August 31, 2007
              Filed November 14, 2007
              File No. 0-261

Dear Mr. Alexander:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 21

1.   We note on page 64 that you are evaluating the impact that FIN 48, as issued in June 2006, will have on your consolidated financial statements. Please expand your discussion and analysis to provide the disclosures described within the Interpretive Response to Question 2 of SAB Topic 11:M.

<u>Financial Statements and Supplementary Data, page 34</u>
<u>Note (5) Property, Buildings and Equipment, page 50</u>

2.   We note that you credited $1.3 million to fiscal year 2006 operations for the re-establishment of portions of grove that were previously estimated as lost in fiscal year 2005. Please provide us with the specific accounting guidance that you applied to support your reversal in fiscal year 2006 of the charge recorded in fiscal year 2005. In your response, explain how you considered paragraph 15 of SFAS 144 in accounting for the restoration of the previously recognized impairment loss. Revise your financial statements as necessary.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respond to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Maureen Bauer at 202-551-3237 or Ryan C. Milne, Branch Chief at 202-551-3688 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages,
Apparel, and Health Care
Services